1775 I Street, N.W.
Washington, DC 20006-2401
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

January 18, 2013

VIA EDGAR

Mr. Ed Bartz, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             ING Mutual Funds

(SEC File No. 333-56094 and 811-07428)

Dear Mr. Bartz,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned and William Bielefeld on January 4, 2013 in connection with the proxy statement (the “Proxy Statement”) that was filed on December 28, 2012 by ING International Value Equity Fund (the “Fund”). Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.              Comment: On page one of the Proxy Statement, in the “Introduction” section, it states: “the Reorganization requires approval by shareholders of International Value Choice Fund and, if approved, is expected to be effective on March 23, 2012.”  Please confirm that the date reflected should be March 23, 2013.

Response:  The Registrant confirms that the date should be March 23, 2013 and has revised the disclosure accordingly.

2.              Comment:  Page six of the Proxy Statement indicates that the Fund employed a transition manager prior to the appointment of its interim sub-adviser.  Please disclose the length of time this transition manager was employed and please explain in your response letter the Registrant’s legal analysis underlying its position that it may retain a transition manager prior to appointing an interim sub-adviser for a period of up to 150 days.

Response:  There was approximately a two-week period between the between the termination of the former sub-adviser to the Fund and the appointment of its interim sub-adviser, during which time the transition manager was retained, which is described on page six of the Proxy Statement.  During this period, the Fund did not have a sub-adviser.  The Fund’s adviser managed the Fund directly with the administrative assistance of the transition manager.  The transition manager did not provide any investment advice to the Fund, and was solely used to assist the Fund’s adviser with efficiently and cost-effectively preparing the Fund’s portfolio of securities for the day-to-day management of ING Investment Management Co. LLC (“ING IM”), the current interim sub-adviser.

Rule 15a-4 under the Investment Company Act of 1940 (“1940 Act”) provides for the use of an interim sub-adviser for a period of up to 150 days from the termination of the prior sub-advisory contract by a fund’s board of trustees or directors, and certain other requirements are met.  The Registrant believes that the Fund and its Board of Trustees complied with all of the relevant provisions of Rule 15a-4 in this case, and, thus, was permitted to appoint ING IM as an interim sub-adviser for a period of up to 150 days from the date of the termination of the prior sub-advisory contract for the Fund.  The Proxy Statement incorrectly states that the interim sub-advisory agreement will expire on April 29, 2013, rather than its correct expiration date of April 12, 2013, and the Registrant has revised the disclosure accordingly.

3.              With respect to the section entitled “Current Principal Investment Strategies,” please explain how derivatives are valued for purposes of the Fund’s policy to invest, under normal market conditions, at least 80% of its net assets (plus borrowings for investment purposes) in equity securities (“80% Policy”). Please confirm that notional value is not used to determine the value of derivatives for this purpose.

Response:  The Fund does not currently count investments in derivatives towards the satisfaction of the 80% Policy, but if it determines to count them in the future for this purpose, the Registrant confirms that the Fund will use market value.

4.              Comment: Please more clearly disclose whether and to what extent the sub-advisory fee payable under the proposed sub-advisory agreement will be higher or lower than the current sub-advisory fee for the Fund, and disclose the rate of the prior sub-advisory fee for the Fund.

Response:  The Fund has revised the disclosure to clarify that the sub-advisory fee payable to the sub-adviser under both the interim and proposed sub-advisory agreements would be the same, and would be lower than the sub-advisory fees payable under the arrangements with the former sub-adviser.  The Fund also has added a table setting forth the sub-advisory fee schedules payable under the current and interim arrangements as compared to the arrangements with the former sub-adviser.

5.              Comment:  Please provide an estimate of the expenses of the Proxy Statement, including printing, mailing and solicitation expenses.

Response:  The Fund has included the requested estimate in the Proxy Statement on page 21.

6.              Please provide the usual Tandy representation.

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 704.339.3164.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

Associate

Dechert LLP

Attachments

cc:           Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

January 18, 2013

VIA EDGAR

Mr. Ed Bartz, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             ING Mutual Funds

(SEC File No. 333-56094 and 811-07428)

Dear Mr. Bartz:

ING Mutual Funds (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Senior Vice President and Chief Counsel

ING Investment Management – ING Funds

Attachments

cc:                                Jeffrey S. Puretz, Esq.

Dechert LLP